June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F St., NE

Washington, D.C. 20549

Re:	Bon Natural Life Limited
Registration Statement on Form F-1 (File No. 333-251182)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Wednesday, June 23, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

US TIGER SECURITIES, INC.

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Managing Director

NEWBRIDGE SECURITIES CORPORATION

By:	/s/ Robert Abrams
Name:	Robert Abrams
Title:	General Counsel & Chief Compliance Officer

R. F. LAFFERTY & CO., INC.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer